Exhibit 3

Part III: Manner of Operations

Item 3:   Exclusion from ATS Services

a. Can the NMS Stock ATS exclude, in whole or in part, any Subscriber from the ATS services?

☒ Yes ☐ No

If yes, list and provide a summary of the conditions for excluding, in whole or in part, a Subscriber from the ATS services.

Answer: A Subscriber can be excluded from the ATS if the Subscriber no longer satisfies the eligibility requirements for acceptance as a Subscriber.

The operation of the ATS also is continuously monitored by the ATS's trading operations team ("Trading Operations") to ensure the smooth and correct functioning of the system as well as adherence to the ATS's operating procedures and the applicable securities rules and regulations. Authorized personnel can monitor order entry port status, order acknowledgement latency, market data quality, and potential trade-throughs, in addition to detailed metrics on order entry rates, open and executed exposures, and executed volumes. Authorized personnel monitor to determine whether Subscribers are sending orders in excess of 5,000 orders per second or a single order with notional value greater than $10~~5~~0,000,000. Any orders in excess of these limits will be rejected by the ATS, and authorized personnel will have discussions with Subscribers who exceed these limits about their order entry behavior.

In addition to real-time monitoring, any anomalies in the activities in the ATS will be reviewed using end-of-day reports. These reports include T+1 clearing breaks, same entity crosses and execution quality reports. In the event of a problem, such as a systems error at a Subscriber or market data issues, Trading Operations may, among other actions, halt the activity of a Subscriber or set of Subscribers and/or stock or set of stocks in order to contain the impact of a problem while pursuing a resolution.

b. If yes to Item 3(a), are the conditions required to be identified in Item 3(a) the same for all Subscribers?

☒ Yes ☐ No

If no, identify and explain any differences.

Item 8:   Order Sizes

a. Does the NMS Stock ATS require minimum or maximum sizes for orders or trading interest?

☒ Yes ☐ No

If yes, specify any minimum or maximum order or trading interest size requirements and any related handling procedures.

Answer: The minimum units of trading for NMS Stocks traded on the ATS is one share. Only orders that are $10~~5~~0,000,000 or less in notional value will be eligible for trading on the ATS.

Additionally, the ATS offers minimum and maximum quantity modifiers for execution. A minimum quantity modifier allows Subscribers to request a minimum share amount on an execution, such that if the available liquidity is below the minimum quantity amount, the order will not execute. Subscribers may set the minimum quantity to permit the aggregation of contra-side interest to meet the minimum quantity requirements. A maximum quantity modifier allows Subscribers to request a maximum share amount on an execution, such that an order would not execute against any orders that have a size greater than the maximum share amount. For example, if a Subscriber set a maximum quantity of 200 shares, the order would not execute against any orders that have an order quantity greater than 200 shares. The maximum quantity modifier is for Midpoint Peg Orders only.

b. If yes to Item 8(a), are the requirements and procedures required to be identified in Item 8(a) the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

If no, identify and explain any differences.

c. Does the NMS Stock ATS accept or execute odd-lot orders?

☒ Yes ☐ No

If yes, specify any odd-lot order requirements and related handling procedures (e.g., odd lot treated the same as round lot).

Answer: Odd lot orders are handled the same as round lot orders and are treated the same for priority purposes.

d. If yes to Item 8(c), are the requirements and procedures required to be identified in Item 8(c) the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

If no, identify and explain any differences.

e. Does the NMS Stock ATS accept or execute mixed-lot orders?

☒ Yes ☐ No

If yes, specify any mixed lot order requirements and related handling procedures (e.g., mixed lot treated the same as round lot).

Answer: Mixed lot orders are handled the same as round lot and odd-lot orders and are treated the same for priority purposes.

f. If yes, to Item 8(e), are the requirements and procedures required to be identified in 8(e) the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

If no, identify and explain any differences.